Re: BeBop Channel Corp. Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted July 14, 2020 CIK No. 0001814102 Dear SEC Division of Corporation Finance, Office of Trade & Services, (Keira Nakada, Lyn Shenk, Scott Anderegg, and Jennifer Lopez-Molina): Thank you for your correspondence regarding our Regulation A Draft. Your questions are most helpful to us as we navigate this new chapter of our company. Below are our questions and responses in anticipation of filing our revised draft or public filing denoted by the corresponding comment number in your letter. 0. Generally, do you request that all responses and or answers to your comments and questions also be incorporated into the Offering Statement narrative text provided as further explaination to those issues or to merely comment or answer to you only? (I am not referring to deletions or required modifications you have pointed out). 1. Can a Tier 1 unaudited Offering be modified later to a Tier 1 audited Offering fairly seemlessly and what is the latest stage that modification may occur in the current filing process? 2,3,4,5,6 will be provided or corrected. 7. Behind the Mask will be deleted as it was merely offering colour petaining to future activities not germane to this Offering or our current production requirements. 8. Depreciation will be corrected. 9. The June 11, 2019 start date in the financials covers the date of our companys inception in 2019 .. Our fiscal year is now July 1 to June 30. Do these dates warrant any change which would be a hardship if the auditor had to go back to reconfigure this date range? 10. 1934 references were in error and will be deleted. 11. That our auditor, Suzanne Werner, incorporated the third party film appraisal by Preferred Return Inc.in her financials calculation, is that sufficient to the extent that any reference to the third party appraisal can be deleted from the filing? We are asking this becuase no consideration was gived to Preferred Return for inclusion in this filing and if its reference is not necessary we would prefer to delete the reference. 12 Our four year content licensing agreements are between us and hundreds of individual filmmakers with identical agreements except for the share amounts which vary according to the length and number of films licensed by a particular filmmaker. Do you actually request an attachment of hundreds of agreements or would the template suffice? 13. Rule 701 of the Securities Act was relied upon for issuance of the filmmaker stock compensation. The value of this compensation at the time of issuance was under 1MM (11 cents per share). Thank you for your assistance. Sincerely, Sue Veres Royal August 11, 2020